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                                               Filed Pursuant to Rule 424(b)(3)
                                                    Registration No. 333-118029


                              PROSPECTUS SUPPLEMENT

                     (to Prospectus dated December 28, 2004)

                            JAG MEDIA HOLDINGS, INC.

                                  COMMON STOCK

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This prospectus supplement supplements, amends and forms a part of the prospectus dated December 28, 2004 relating to an aggregate of 25,066,539 shares of common stock of JAG Media Holdings, Inc.

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                               RECENT DEVELOPMENTS



SECURED LOAN

On February 2, 2005, we borrowed $2,000,000 from Cornell Capital Partners, L.P. The $2,000,000 loan is evidenced by a promissory note dated as of January 25, 2005. We intend to use the proceeds of the loan for working capital and general corporate purposes.

Under the terms of the promissory note, the face amount of the promissory note and interest on the amount from time to time outstanding at a rate of 12% per year will be payable either out of the net proceeds to be received by us upon delivery of put notices under the Equity Line Purchase Agreement, dated as of April 9, 2002, as amended July 8, 2004 and July 21, 2004, between us and Cornell Capital, or in full by us within 663 calendar days of January 25, 2005 regardless of the availability of proceeds under the Equity Line Purchase Agreement, unless an extension is mutually agreed to by the parties in writing. The Equity Line Purchase Agreement provides for the purchase by Cornell Capital of up to $10,000,000 worth of shares of our common stock over a 48-month period ending on August 28, 2006. As of January 31, 2005, $4,035,000 of our existing equity line with Cornell Capital had been utilized.

Pursuant to the promissory note, we have agreed to deposit in escrow 35 put notices under the Equity Line Purchase Agreement in an amount not less than $60,000 each and one request for a put under the Equity Line Purchase Agreement in an amount not less than $181,016.99. Under the terms of the promissory note, the put notices held in escrow will be released every fourteen (14) days commencing August 5, 2005. We have also agreed to reserve out of our authorized but unissued shares of common stock three million five hundred thousand (3,500,000) shares of our common stock, which we refer to as the reserved shares, to be delivered to Cornell Capital under the Equity Line Purchase Agreement upon delivery of put notices by us. We have agreed to pay to Cornell Capital a fee of $100,000 in connection with this transaction and we have also agreed to pay a $5,000 documentation fee.

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We have also provided irrevocable transfer agent instructions, dated January 25,
2005, to Transfer Online, Inc., our transfer agent, instructing Transfer Online to reserve the reserved shares in a designated account, thereby reducing the number of shares available to us for future issuances for other purposes. The transfer agent instructions also provide instructions to the transfer agent regarding the issuance, from time to time, of the reserved shares to Cornell Capital. When delivered to Cornell Capital, the reserved shares may be resold by Cornell Capital from time to time pursuant to our registration statement on Form SB-2 (Reg. No. 333-118029), which includes the prospectus of which this prospectus supplement forms a part. The use of the registration statement may be temporarily suspended by us in certain specified circumstances. In the event the proceeds from the sale of the reserved shares are insufficient to repay all amounts due under the promissory note, we have agreed to reserve, pursuant to the transfer agent instructions, additional shares of our common stock.

We have the option to repay the amounts due under the promissory note and to withdraw any put notices yet to be effected provided that each repayment is in amount not less than $25,000. In addition, we have the right to accelerate the delivery of one or more put notices and to select the specific put notice to be so accelerated. If the promissory note is not paid in full when due, the outstanding principal owed thereunder will be due and payable in full together with interest at a rate of 14% per year or the highest permitted by applicable law, if lower.

Upon an event of default (as defined in the promissory note), the entire principal balance and accrued interest of the promissory note, and all of our other obligations under the promissory note, would become immediately due and payable without any action on the part of Cornell Capital.

STONE STREET CONSULTING AGREEMENT

On January 25, 2005, we also entered into a consulting services agreement with Stone Street Advisors, LLC, a Nevada limited liability company, pursuant to which Stone Street has agreed to provide certain consulting and advisory services to us with regard to various types of financial arrangements, including equity line of credit financing, debt financing, other forms of direct investment in us and general corporate matters. We have agreed to pay Stone Street a one time fee of $50,000 for the services to be provided under the consulting services agreement. The consulting services agreement has an initial term of one year. The consulting services agreement may be terminated by either party upon written notice to the other party.


REMOVAL OF CUSTODY ONLY TRADING

On March 1, 2005, we filed a certificate of amendment to our articles of incorporation. Our articles of incorporation were amended to remove the requirement of "custody only" trading of the shares of our common stock in order to comply with the recent adoption by the Securities and Exchange Commission of Rule 17Ad-20 under the Securities Act of 1934, as amended. The amendment was made to article fourth of our articles of incorporation and was approved by our board of directors by unanimous written consent dated January 19, 2005 and by a majority of our outstanding stockholders entitled to vote at the annual meeting of stockholders held on February 24, 2005. Under the amendment, the transfer of shares of our common stock are no longer required to be made only by delivery of physical stock certificates and certificates for shares of our common stock may be issued in the name of Depository Trust Company, or DTC, Cede & Co. or other nominee, and thus trades of shares of our common stock may settle through DTC.

We have also amended our bylaws to remove the provisions related to "custody only" trading.


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SETTLEMENT AGREEMENT

On March 4, 2005, we settled a dispute with James Goldberg as to the compensation owed Mr. Goldberg in connection with his performance from time-to-time of various investment banking services for us. We paid Mr. Goldberg the sum of one-hundred thousand dollars ($100,000) in cash and issued to Mr. Goldberg 250,000 shares of our common stock. In return, Mr. Goldberg delivered to us a release of all claims he may have had against us, our subsidiaries and affiliates, and all present and former directors, managers, officers, employees and agents of the foregoing. We have granted to Mr. Goldberg piggyback registration rights with respect to the common stock for one year from the date of issuance thereof.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
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                This Prospectus Supplement is dated May 2, 2005.









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